Exhibit 21.1
SUBSIDIARIES

Subsidiary	State of Incorporation
Automotive Lease Guide (alg), Inc.	Delaware
Chrome Systems, Inc.	Delaware
Credit Online, Inc.	Delaware
dealerAccess Canada, Inc.	Ontario, Canada
dealerAccess, Inc.	Delaware
DealerTrack Aftermarket Services, Inc.	Delaware
DealerTrack Data Services, Inc.	Delaware
DealerTrack Digital Services, Inc.	Delaware
DealerTrack, Inc.	Delaware
DealerTrack Services Corp.	Delaware
Webalg, inc.	Delaware